

DIVISION OF
CORPORATION FINANCE

November 4, 2009

Robert Landau
Chief Executive Officer
Pacific Gold Corp.
465 South Meadows Parkway, Suite 20
Reno, Nevada 89521

Re: Pacific Gold Corp.
Preliminary Information Statement on Schedule 14C
Filed October 14, 2009
File No. 0-32629

Dear Mr. Landau:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not filed your Form 10-K for the fiscal year ended December 31, 2008; your Form 10-Q for the quarterly period ended March 31, 2009; and your Form 10-Q for the quarterly period ended June 30, 2009. As such, it appears that you are not in compliance with the reporting requirements of the Securities Exchange Act of 1934. Please tell us when you anticipate filing these periodic reports and becoming current with the reporting requirements of the Securities Exchange Act of 1934.

Information Regarding the Proposal

Purpose, page 3

2. Please revise your filing to state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock. If you have any such plans, proposals or arrangements, please describe them and disclose your anticipated use of the proceeds from the issuance of the additional shares.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

Andrew D. Hudders, Esq.
(212) 754-0330